Dewey & LeBoeuf LLP 1301 Avenue of the Americas New York, NY 10019-6092 tel +1 212 259 8185 fax +1 212 649 9483 mricciardi@dl.com

May 2, 2008

BY EDGAR AND FEDERAL EXPRESS

Mr. Jeffrey P. Riedler
Assistant Director
Division of Corporate Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Maiden Holdings, Ltd.
Registration Statement on Form S-1, amended April 24, 2008
File No. 333-146137

Dear Mr. Riedler:

On behalf of Maiden Holdings, Ltd. (the “Company”), we have enclosed copies of Amendment No. 4 (“Amendment No. 4”) to the above-referenced Registration Statement (the “Registration Statement”), as filed with the United States Securities and Exchange Commission (the “Commission”) on the date hereof, marked to show composite changes from Amendment No. 3 to the Registration Statement filed with the Commission on April 24, 2008.

The changes reflected in Amendment No. 4 include those made by the Company in response to the comments of the staff of the Division of Corporation Finance of the Commission (the “Staff”) set forth in your letter dated April 30, 2008 to Max G. Caviet, President and Chief Executive Officer of the Company, with respect to the Registration Statement. Amendment No. 4 also includes other changes that are intended to update, clarify and render more complete the information contained therein.

For your convenience, we set forth below each comment from your comment letter in bold typeface and include the Company’s response below it. Capitalized terms used and not defined herein have the respective meanings assigned to them in Amendment No. 4. All references to page numbers and captions correspond to the page numbers and captions in Amendment No. 4, which includes the prospectus as revised. The Company has authorized us to make the responses contained in this letter.

NEW YORK   |   LONDON MULTINATIONAL PARTNERSHIP   |   WASHINGTON, DC
ALBANY   |   ALMATY   |   AUSTIN   |   BEIJING   |   BOSTON   |   BRUSSELS   |   CHARLOTTE   |   CHICAGO   |   DUBAI
EAST PALO ALTO   |   FRANKFURT   |   HARTFORD   |   HONG KONG   |   HOUSTON   |   JACKSONVILLE   |   JOHANNESBURG (PTY).LTD.
LOS ANGELES | MILAN | MOSCOW | PARIS MULTINATIONAL PARTNERSHIP | RIYADH AFFILIATED OFFICE | ROME | SAN FRANCISCO | WARSAW

Mr. Jeffrey P. Riedler
May 2, 2008

In connection with our response, we are submitting the following materials:

1.	Five revised, clean courtesy copies of Amendment No. 4; and

2.	Five courtesy copies of Amendment No. 4, marked to show changes from Amendment No. 3 to the Registration Statement filed on April 24, 2008.

Amendment No. 3 to the Form S-1
Cover Page

1.
We note your response to comment 1 and our comment is reissued in part. Since you made your application with NASDAQ only recently on April 24, 2008, we believe it is too preliminary to believe that your listing application with NASDAQ will be approved. In that regard, please revise your cover to page to state that the selling shareholders will sell at a price of $x.xx (or a range) per share until a market for your shares develops and thereafter at prevailing prices or privately negotiated prices.

The Company has decided to pursue a listing on the NASDAQ Capital Market. Please see the prospectus cover page and pages 6, 25, 26, 39, 121 and 128 of Amendment No. 4. In addition, the Company has held further discussions with the NASDAQ Stock Market, and as a consequence of these discussions, the Company believes that its application will be approved for listing shortly. Based on these discussions and on our conversation with Ms. Brandon from your office, it is the Company’s understanding that no revisions are required to the existing language on the cover page of Amendment No. 4.

* * *

Thank you for your consideration. If you have any further questions or comments, please contact me at (212) 259-8185.

Sincerely,

/s/ Matthew M. Ricciardi
Matthew M. Ricciardi

cc:	Max G. Caviet
Maiden Holdings, Ltd.
48 Par-la-Ville Road, Suite 1141
Hamilton HM 11, Bermuda